Exhibit 99.1

INDEPENDENT BANCSHARES, INC.
AND SUBSIDIARY

Holding Company for

Independent

                     National Bank

Audited Consolidated Financial Statements

At December 31, 2006 and 2005 and
for the Years Then Ended

(Together with Independent Auditors' Report)

Report of Independent Registered Public Accounting Firm

Independent BancShares, Inc.
Ocala, Florida:

       We have audited the accompanying consolidated balance sheet of Independent BancShares, Inc. and Subsidiary (the "Company") at December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA
Orlando, Florida
March 30, 2007

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets
($ in thousands, except per share amounts)
	At December 31.
	2006	2005
Assets
Cash and due from banks	$6,057	4,814
Interest-earning deposits	86	193
Federal funds sold	6,134	3,261
Cash and cash equivalents	12,277	8,268
Securities available for sale	40,996	34,652
Loans, net of allowance for loan losses of $1,899 and $1,877	149,985	144,532
Accrued interest receivable	925	836
Premises and equipment, net	7,933	7,145
Federal Home Loan Bank stock	935	889
Federal Reserve Bank stock	237	234
Deferred tax asset	851	915
Other assets	478	277
Total assets	$ 214,617	197,748
Liabilities and Stockholders' Equity
Liabilities:
Noninterest-bearing demand deposits	19,053	24,414
NOW, money-market and savings deposits	81,005	78,290
Time deposits	79,428	61,923
Total deposits	179,486	164,627
Federal Home Loan Bank advances	10,000	12,000
Junior subordinated debentures	2,062	-
Notes payable	-	1,783
Other borrowings	3,528	3,225
Accrued interest payable and other liabilities	3,380	1,631
Total liabilities	198,456	183,266
Commitments and contingencies (Notes 11 and 17)
Stockholders' equity:
Common stock, $2 par value, 2,000,000 shares authorized, 1,176,975 and 1,119,791 shares issued and outstanding	2,354	2,240
Additional paid-in capital	7,517	5,936
Retained earnings	6,649	6,782
Accumulated other comprehensive loss	(359)	(476)
Total stockholders' equity	16,161	14,482
Total liabilities and stockholders' equity	$214,617	197,748

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings
(In thousands)
	Year Ended December 31,
	2006	2005
Interest income:
Loans	$ 11,175	9,765
Securities	1,421	1,170
Other	401	183
Total interest income	12,997	11,118
Interest expense:
Deposits	4,831	2,855
Borrowings	780	624
Total interest expense	5,611	3,479
Net interest income	7,386	7,639
Provision for loan losses	58	297
Net interest income after provision for loan losses	7,328	7,342
Noninterest income:
Service charges on deposit accounts	467	507
Gain on sale of securities available for sale	-	8
Other	513	537
Total noninterest income	980	1,052
Noninterest expense:
Salaries and employee benefits	3,427	2,898
Occupancy and equipment	639	576
Data processing	339	256
Stationery and supplies	155	108
Advertising and business development	209	204
Directors' fees	152	153
Other	1,105	867
Total noninterest expense	6,026	5,062
Earning before income taxes	2,282	3,332
Income taxes	733	1,157
Net earnings	$1,549	2,175
Earnings per share-basic and diluted	$ 1.25	1.76

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2006 and 2005
($ in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Amount
Balance at December 31, 2004	1,112,310	$ 2,225	5,836	4,607	(242)	12,426
Comprehensive income:
Net earnings	-	-	-	2,175	-	2,175
Net change in unrealized loss on securities available for sale, net of income tax benefit	-	-	-	-	(234)	(234)
Comprehensive income						1,941
Proceeds from shares issued to the Employee Stock Purchase Plan	7,481	15	100	-	-	115
Balance at December 31, 2005	1,119,791	2,240	5,936	6,782	(476)	14,482
Comprehensive income:
Net earnings	-	-	-	1,549	-	1,549
Net change in unrealized loss on securities available for sale, net of income taxes	-	-	-	-	117	117
Comprehensive income						1,666
Proceeds from shares issued to the Employee Stock Purchase Plan	1,373	2	18	-	-	20
5% stock dividends	55,811	112	1,563	(1,675)	-	-
Cash in lieu of shares	-	-	-	(7)	-	(7)
Balance at December 31, 2006	1,176,975	$ 2,354	7,517	6,649	(359)	16,161

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(In thousands)
	Year Ended December 31,
	2006	2005
Cash flows from operating activities:
Net earnings	$ 1,549	2,175
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	270	255
Provision for loan losses	58	297
Deferred income taxes	35	(164)
Net amortization of premiums and discounts on securities	225	333
Net gain on sale of securities available for sale	-	(8)
Net increase in accrued interest receivable	(89)	(165)
Net (increase) decrease in other assets	(201)	13
Net increase in accrued interest payable and other liabilities	1,749	1,148
Net cash provided by operating activities	3,596	3,884
Cash flows from investing activities:
Purchase of securities available for sale	(17,078)	(10,358)
Maturities, sales, and principal repayments of securities available for sale	10,605	15,423
Loans originated, net of principal repayments	(5,511)	(21,260)
Purchase of premises and equiptment	(1,058)	(2,487)
Purchase of Federal Home Loan Bank stock	(46)	(267)
Purchase of Federal Reserve Bank stock	(3)	(7)
Net cash used in investing activities	(13,041)	(18,956)
Cash flows from financing activities:
Net increase in deposits	14,859	16,070
Net (decrease) increase in Federal Home Loan Bank advances	(2,000)	5,000
Principal repayments on notes payable	(1,783)	(14)
Net increase (decrease) in other borrowings	303	(1,149)
Proceeds from shares issued to the employee stock purchase plan	20	115
Proceeds from sale of junior subordinated debentures	2,062	-
Cash paid in lieu of fractional shares	(7)	-
Net cash provided by financing activities	13,454	20,022
Net increase in cash and cash equivalents	4,009	4,950
Cash and cash equivalents at beginning of year	8,268	3,318
Cash and cash equivalents at end of year	$ 12,277	8,268
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 5,558	3,456
Taxes	$ 1,113	1,206
Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of income taxes (benefit)	$ 117	(234)
Common stock dividend	$ 1,675	-

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2006 and 2005 and for the Years then Ended
(1)	General and Summary of Significant Accounting Policies

Organization. Independent BancShares, Inc. (the "Holding Company") owns 100% of the outstanding common stock of Independent National Bank (the "Bank") (collectively, the "Company"). The Holding Company's primary business activity is the operation of the Bank. The Bank is a nationally-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Bank offers a variety of financial services to individual and corporate customers through its five full service banking branches located in Marion and Sumter Counties, Florida.

Basis of presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2006 and 2005, these required reserves were $1.2 million and $1.3 million, respectively.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued

Securities. Securities can be classified as either trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in earnings. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Management has the intent, and the Company has the ability to hold for the foreseeable future or until maturity or pay-offs, to report loans at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan commitment and origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued

Allowance.forLoan Losses, Continued. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and commercial real estate, construction and land development loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential loans for impairment disclosures.

Premises and Equipment. Land is carried at cost. Buildings, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally using the straight-line method over the estimated useful life of each type of asset.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were filed.

Off-Balance-Sheet Credit Related Instrumentv. 'I'he Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These off-balance-sheet commitments are not reflected in the consolidated financial statements until they are funded. These financial instruments are undisbursed lines of credit and construction loans, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as net unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued
Comprehensive Income, Continued. The components of other comprehensive loss are as follows (in thousands):
	Year Ended December 31,
	2006	2005
Unrealized holding gains (losses) on available for sale securities	146	(346)
Reclassification adjustment for net gains realized in earnings	-	8
Net change in unrealized losses	146	(354)
Income taxes (benefit)	29	(120)
Net change in unrealized losses, net of tax	$ 117	(234)

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock and Federal Reserve Bank stock is based on its redemption value.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued
Fair Values of Financial Instruments, Continued.

Deposits. The fair values disclosed for non interest-bearing demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances and Notes Payable. Fair values are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings. The carrying amounts of borrowings under retail customer repurchase agreements and federal funds purchased approximate fair value.
Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,235,574 and 1,232,728 shares during the years ended December 31, 2006 and 2005, respectively. All per share amounts reflect the 5% stock dividend paid in March 2006 and 2007. There is no dilution to basic earnings per share because the Company does not have any common stock equivalents.

Recent Pronouncements. In September, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benqfit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), (SFAS 158) which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Loss (OCL). SFAS 158 requires the determination of the fair values of a plan's assets at a company's year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement is effective as of December 31, 2006. The adoption of SFAS No. 158 did not have any impact on the Company.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 was effective for the Company's financial statements for the year beginning on January 1, 2008, with earlier adoption permitted.  The adoption of SFAS No. 157 did not have any impact on the Company.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC Staff's views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for the fiscal years ended after November 15, 2006. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment to beginning Retained Earnings on January 1, 2006, with disclosure of the items included in the cumulative effect.  The adoption of SAB 108 did not have any impact on the Company.

In July 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company will adopt FIN 48 on January 1, 2007. The cumulative effect, if any, of applying FIN 48 will be recorded as an adjustment to the beginning balance of retained earnings. The adoption of FIN 48 did not have any impact on the Company.

In March 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 133 and 140 (SFAS 156), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights) at fair value, with the changes in fair value recorded in the consolidated statement of earnings.  This Statement was effective as of January 1, 2007 with earlier adoption permitted. The adoption of SFAS 156 did not have any impact on the Company.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(1)	Summary of Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In February, 2006, the FASB issued SFAS No. 155, Accountingfor Certain Hybrid Instruments (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of SFAS No. 155 will not have a material impact on the Company's results of operations and financial condition.

Reclassifications. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.
(2)	Securities Available for Sale

Management has classified all securities as available for sale. The carrying amount of these securities and their approximate fair values are as follows (in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2006:
Mortgage-backed securities	$ 25,953	6	(403)	25,556
Municipal bonds	14,618	34	(177)	14,475
U.S. Government agency securities	1,000	-	(35)	965
	$ 41,571	40	(615)	40,996
At December 31, 2005:
Mortgage-backed securities	25,737	-	(524)	25,213
Municipal bonds	8,636	36	(197)	8,475
U.S. Government agency securities	1,000	-	(36)	964
	$35,373	36	(757)	34,652

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(2)	Securities Available for Sale, Continued
The contractual maturity of these securities as of December 31, 2006 follows (in thousands):
Amortized Cost	Approximate Fair Value
Due in one year or less	$ 1,768	1,771
Due after one year through five years	3,401	3,362
Due after five years through ten years	6,746	6,614
Due after ten years	3,703	3,693
Mortgage-backed securities	25,953	25,556
$ 41,571	40,996
The following summarizes sales of securities available for sale (in thousands):
Year Ended December 31,
2006	2005
Proceeds from sale of securities available for sale	$ -	4,395
Gross gains	$ -	48
Gross losses	-	(40)
Net gain on sale of securities available for sale	$ -	8
Securities with carrying values of approximately $8.5 million and $9.2 million at December 31, 2006 and 2005, respectively, were pledged to secure other borrowings and for public deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

Under Twelve Months	Over Twelve Months
Gross Unrealized Losses	Appriximate Fair Value	Gross Unrealized Losses	Appriximate Fair Value
Debt securities:
Mortgage-backed securities	$ (34)	4,759	(369)	17,076
Municipal bonds	(67)	6,124	(110)	4,874
U.S. Government agencies	-	-	(35)	965
Total debt securities	$(101)	10,883	(514)	22,916

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(2)	Securities Available for Sale, Continued

The unrealized losses on seventy-nine investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3)	Loans
	The components of loans are as follows (in thousands):
		At Deember 31,
		2006	2005
	Commercial real estate	$64,466	66,196
	Residential real estate and home equity	45,838	42,551
	Construction and land development	30,475	27,646
	Commercial	7,976	6,573
	Consumer	3,275	3,601
	Total loans	152,030	146,567
	Deduct:
	Allowance for loan losses	(1,899)	(1,877)
	Net deferred loan fees	(146)	(158)
	Loans, Net	$ 149,985	144,532
	The following is a summary of the activity in the allowance for loan losses (in thousands):
		At Deember 31,
		2006	2005
	Allowance, at beginning of year	$ 1,877	1,566
	Provision for loan losses	58	297
	Loan charge-offs	(106)	-
	Loan recoveries	70	14
	Allowance, at end of year	$ 1,899	1,877

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(3)	Loans, Continued
	Nonaccrual loans were approximately $137,000 and $479,000 at December 31, 2006 and 2005, respectively. There were no accruing loans past due ninety days or more at December 31, 2006 or 2005.
	Impaired loans are as follows (in thousands):
		At December 31,
		2006	2005
	Gross loans with a related allowance for loan loss recorded	$ 70	131
	Less: Allowance on these loans	(13)	(20)
	Net investment in impaired loans	$ 57	111
	There was no interest collected or recognized on impaired loans during 2006 or 2005.

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Marion County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Marion County area. The Company does not have any significant concentrations to any one industry or customer.

(4)	Premises and Equipment
	Premises and equipment are as follows (in thousands):
		At December 31,
		2006	2005
	Cost:
	Land	$ 3,755	3,753
	Buildings	3,970	2,815
	Furniture and equipment	2,428	1,886
	Construction in process	98	758
	Total cost	10,251	9,212
	Less accumulated depreciation and amortization	(2,318)	(2,067)
	Premises and equipment, net	$ 7,933	7,145

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(5)	Deposits
The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $35.0 million and $25.3 million at December 3 1, 2006 and 2005, respectively.
At December 31, 2006, the scheduled maturities of time deposits are as follows (in thousands):
Year Ending December 31,	Amount
2007	$ 64,262
2008	3,825
2009	2,964
2010	4,406
2011	3,971
$ 79,428
(6)	Federal Home Loan Bank Advances
Federal Home Loan Bank ("FHLB") advances are as follows (in thousands):
Maturing in Year Ending	Interest Rate At December 31	At December 31,
December 31,	2006	2005	2006	2005
2006	- %	4.33%	$ -	2,000
2011	5.02%(a)	5.02%	5,000	5,000
2016	3.57%(b)	3.57%	5,000	5,000
$ 10,000	12,000
(a)	FHLB has the option to covert beginning in 2006 to a floating rate at which the Company may prepay the advance without penalty.
(b)	FHLB has the option to covert beginning in 2008 to a floating rate at which the Company may prepay the advance without penalty.

The advances are collateralized by the Company's FHLB stock and qualifying residential mortgages pledged as collateral under a blanket floating lien agreement. As of December 31, 2005, the Company had a remaining available line with the FHLB of approximately $20.9 million.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(7)	Guaranteed Preferred Benericial Interest in Junior Subordinated Debentures

Independent Bancshares Capital Trust I (the "Trust") was formed for the sole purpose of issuing $2,000,000 of Trust Preferred Securities. In accordance with Financial Accounting Standards Interpretation No. 46 "Consolidation of Variable Interest Entities" (as revised December 2003), the Company accounts for the Trust under the equity method of accounting.

On December 18, 2006, the Trust sold adjustable-rate Trust Preferred Securities due March 15, 2036 in the aggregate principal amount of $2,000,000 (the "Capital Securities") in a pooled trust preferred securities offering. The interest rate on the Capital Securities adjusts quarterly, to a rate equal to the then current three-month London Interchange Bank Offering Rate ("LIBOR"), plus 185 basis points. In addition, the Holding Company contributed capital of $62,000 to the Trust for the purchase of the common securities of the Trust. The proceeds from these sales were paid to the Holding Company in exchange for $2,062,000 of its adjustable-rate Junior Subordinated Debentures (the "Debentures") due March 15, 2036. The Debentures have the same terms as the Capital Securities. The sole asset of the Trust, the obligor on the Capital Securities, is the Debentures.

The Holding Company has guaranteed the Trust's payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Debentures are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Issuance costs of approximately $10,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the expected life of the securities.

The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an Investment Company and (ii) in whole or in part at any time on or after March 15, 2012 contemporaneously with the optional redemption by the Holding Company of the Debentures in whole or in part. The Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after March 15, 2012, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an Investment Company, required to be registered under the Investment Company Act of 1940.

(8)	Notes Payable

At December 31, 2005, the Company had two notes payable to other institutions. One originated in 2002 for $2.5 million and required annual principal repayments of $250,000 and quarterly interest payments at prime less .75%. The Company pledged the Bank's common stock as collateral for this note. The other note payable was a 9.08% fixed-rate loan that required monthly principal and interest payable and was secured by a mortgage on a building. These notes payable were paid-off in 2006. The outstanding balance of these notes payable at December 31, 2005 was approximately $1,783,000.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(9)	Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2006 and 2005, the outstanding balance of such borrowings totaled $3.5 million and $3.2 million and the Company pledged securities with a carrying value of approximately $5.0 million and $5.6 million as collateral for these agreements.

The Company has unsecured federal funds purchased lines of credit totaling $6.0 million with three correspondent banks. The Company did not have any borrowings outstanding under these lines at December 31, 2006 and 2005.

(10)	Income Taxes
Income taxes consist of the following (in thousands):
Year Ended December 31,
2006	2005
Current:
Federal	580	1,114
State	118	207
Total current	698	1,321
Deferred:
Federal	30	(140)
State	5	(24)
Total deferred	35	(164)
Total	$ 733	1,157
The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):
Year Ended December 31,
2006	2005
Amount	%	Amount	%
Income taxes at statutory rate	$ 776	34.0%	$1,133	34.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of Federal tax benefit	81	3.5	121	3.6
Tax-except income, net	(120)	(5.2)	(98)	(2.9)
Other, net	(4)	(.2)	1	-
Income taxes	$ 733	32.1%	$1,157	34.7%

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(10)	Income Taxes, Continued
	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):
		At December 31,
		2006	2005
	Deferred tax assets:
	Allowance for loan losses	$ 642	621
	Unrealized loss on securities available for sale	216	245
	Deferred loans fees	55	59
	Other	-	12
	Gross deferred tax assets	913	937
	Deferred tax liabilities:
	Premises and equipment	(59)	(22)
	Other	(3)	-
	Gross deferred tax liabilities	(62)	(22)
	Net deferred tax asset	$ 851	915
(11)	Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit, including lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the counterparty.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(11)	Off-Balance-Sheet Financial Instruments, Continued

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

	A summary of the amounts of the Company's financial instruments, with off-balance-sheet risk at December 31, 2006 follows (in thousands):
		Contract Amount
	Undisbursed lines of credit and construction loans	$ 4,685
	Commitments to extend credit	$ 16,982
	Standby letters of credit	$ 812
(12)	Related Party Transactions and Economic Dependence

In the ordinary course of business, the Company has granted loans and entered into other transactions with principal officers and directors and their affiliates. These transactions have been at market rates prevailing at the time. A summary of related party transactions follows (in thousands):

		At or For the Year Ended December 31,
		2006	2005
	Loans outstanding at year end	$ 3,228	2,662
	New loans originated or advances during year	$ 729	670
	Principal repayments on loans during year	$ 163	2,902
	Deposits at year end	$ 1,769	3,952
(13)	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(13)	Regulatory Matters, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted total assets (as defined).

As of December 31, 2006, the most recent notification from the regulatory authorities categorized the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table ($ in thousands).

		Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
		Amount	%	Amount	%	Amount	%
	As of December 31, 2006:
	Total Capital to Risk- Weighted Assets:	$ 18,180	11.69%	$ 12,442	8.00%	$ 15,557	10.00%
	Tier I Capital to Risk- Weighted Assets:	16,281	10.47	6,223	4.00	9,334	6.00
	Tier I Capital to Adjusted Total Assets:	16,281	7.66	8,504	4.00	10,630	5.00
	As to December 31, 2005:
	Total Capital to Risk- Weighted Assets:	18,283	11.48	12,745	8.00	15,931	10.00
	Tier I Capital to Risk- Weighted Assets:	16,406	10.30	6,372	4.00	9,558	6.00
	Tier I Capital to Adjusted Total Assets:	16,406	8.08	8,120	4.00	10,419	5.00
(14)	Dividend Restrictions

The Company is limited in the amount of cash dividends that may be paid by the amount the Bank may pay to the Holding Company. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(15)	Employee Benefit Plans

The Company has established a 401(k) profit sharing plan covering employees age 18 and over who have completed one year of service. The Company may contribute to the Plan at the discretion of the Board of Directors. For the years ended December 31, 2006 and 2005, the Company recognized approximately $168,000 and $238,000 in expenses in connection with the 401(k) plan.

The Company also has an Employee Stock Purchase Plan that expired in February 2006 under which certain employees may elect to purchase limited amounts of Company's common stock at a fixed price upon initiation of the plan. There were 1,373 and 7,481 shares issued in connection with is Plan during the years ended December 31, 2006 and 2005, respectively. At December 31, 2005, 1,805 shares remain available under the Plan.

(16)	Fair Value of Financial Instruments
	The estimated fair values of the Company's financial instruments are as follows (in thousands):
		At December 31,
		2006		2005
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
	Financial assets:
	Cash and cash equivalents	$ 12,277	12,277	8,268	8,268
	Securities available for sale	40,996	40,996	34,652	34,652
	Loans	149,985	149,001	144,532	141,385
	Accrued interest receivable	925	925	836	836
	FHLB stock	935	935	889	889
	FRB stock	237	237	234	234
	Financial liabilities:
	Deposits	179,486	180,064	164,627	165,288
	Federal Home Loan Bank advances	10,000	10,046	12,000	12,020
	Junior subordinated debentures	2,062	2,062	-	-
	Notes payable	-	-	1,783	1,800
	Other borrowings	3,528	3,528	3,225	3,225
	Off-balance-sheet financial instruments	21	21	19	19

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(17)	Subsequent Event on Purchase of Broker Dealer

In January 2007, the Company purchased the assets of HKH Financial Center, Inc., a financial services company for $2 million. HKH is registered with the National Association of Securities Dealers ("NASD") and has an established product and brokering agreement with Raymond James Financial Services, Inc. HKH Financial Center, Inc. will operate as a wholly-owned subsidiary of Independent BancShares, Inc.

The Company is in the process of determining the value to allocate to the book of business intangible and goodwill, management believe that most of the $2 million purchase price will be allocated to the book of business intangible and goodwill. The principal factors that will be considered when valuing the book of business intangible consist of the following: (1) existing customer revenues, (2) estimated customer attrition rates and, (3) price increases based on an inflationary rate for services to be rendered.

The following table presents unaudited proforma results for the years ended December 31, 2006 and 2005. Since no consideration is given to operational efficiencies and expanded products and services, the proforma summary information does not necessarily reflect the results of operations as they would have been, if the acquisition had occurred on January 1, for the years presented (in thousands, except per share amounts):

		For the Year ended December 31,
		2006	2005
		(unaudited)
	Total revenue	$ 14,605	12,798
	Net earnings	$ 1,587	2,213
	Earnings per share - basic and diluted	$ 1.28	1.80

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(18)	Holding Company Only Financial Information
	The Holding Company's unconsolidated financial information is as follows (in thousands):
	Condensed Balance Sheets
		At December 31,
		2006	2005
	Assets
	Cash and cash equivalents	2,065	271
	Investment in subsidiary	15,923	15,930
	Other assets	241	31
	Total assets	$ 18,229	16,232
	Liabilities and Stockholders' Equity
	Accounts payable	6	-
	Note payable	-	1,750
	Junior subordinated debentures	2,062	-
	Stockholders' equity	16,161	14,482
	Total liabilities and stockholders' equity	$ 18,229	16,232
	Condensed Statements of Earnings
		Year Ended December 31,
		2006	2005
	Interest income	$ 2	3
	Interest expense	(92)	(69)
	Noninterest expense	(128)	(16)
	Income tax benefit	83	31
	Loss before earnings of subsidiary	(135)	(51)
	Net earnings of subsidiary	1,684	2,226
	Net earnings	$ 1,549	2,175

(continued)

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued
(18)	Holding Company Only Financial Information, Continued
	Condensed Statements of Cash Flows
		Year Ended December 31,
		2006	2005
	Cash flows from operating activities:
	Net earnings	$ 1,549	2,175
	Adjustment to reconcile net earnings to net cash used in operating activities:
	Equity in earnings of subsidiary	(1,684)	(2,226)
	Net (increase) decrease in other assets	(210)	3
	Increase in accounts payable	6	-
	Net cash used in operating activities	(339)	(48)
	Cash flows from investing activities:
	Investment in subsidiary	-	(100)
	Dividends from subsidiary	1,808	-
	Net cash provided by (used in) investing activities	1,808	(100)
	Cash flows from financing activities:
	Principal repayments on note payable	(1,750)	-
	Proceeds from share issued to the employee stock purchase plan	20	115
	Proceeds from trust preferred securities	2,062	-
	Cash paid in lieu of fractional shares	(7)	-
	Net cash provided by (used in) financing activities	325	115
	Net increase (decrease) in cash and cash equivalents	1,794	(33)
	Cash and cash equivalents at beginning of the year	271	304
	Cash and cash equivalents at end of year	$ 2,065	271
	Noncash transactions:
	Net change in investment in subsidiary due to change in accumulated other comprehensive loss, unrealized loss on securities available for sale, net of taxes (benefit)	$ 117	(234)
	Common stock dividend	$ 1,675	-